SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2011

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR'S NOV TRAFFIC DECLINES 8%

Ryanair today (5 Dec) released passenger and load factor stats for Nov 2011 as follows:

	Nov 10	Nov 11	Change	Yr to Nov 11
Passengers (m) 1	5.06M	4.68M	-8%	76.7M
Load Factor 2	80%	80%	0%	82%

Ryanair's Stephen McNamara said:

"As previously guided Ryanair's 2011/12 winter traffic will decline by approximately 4% as we sit up to 80 aircraft on the ground due to higher oil prices.  November was originally expected to decline by up to 10%."

1. Booked seats sold.

2. Passengers as a percentage of total seats available.

ENDS.

For further information:

Stephen McNamara - Ryanair              Joe Carmody - Edelman

Tel: 00 353 1 812 1212                       Tel: 00 353 1 678 9333

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 05 December 2011

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary